March 13, 2013

Division of Corporation Finance

U. S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Jessica Barberich

RE:	Brookfield Asset Management, Inc.

Form 40-F for the year ended December 31, 2012

Filed on April 2, 2013

File No. 033-97038

Thank you for your letter dated February 18, 2014. For your reference we have included, along with our responses, each of your questions in italics using the same numbering references in your letter.

FORM 40-F FOR THE YEAR ENDED DECEMBER 31, 2012

General

1.	We note you have presented certain financial measures within your Supplemental Information and your Investor Day Presentation provided on your website. For the following measures identified below, please provide to us additional information including a detailed discussion of how these measures are calculated, what these measures represent, and why these measures are presented. Your response should provide better insight into how your management utilizes these particular measures, their meaningfulness to investors, and how the measures are derived from your IFRS financial statements. Please address each of the following measures separately. We may have further comment.

We will include explanations of these terms in future filings and/or presentations that include these measures to the extent they were previously omitted, in a form substantially as presented below.

•	Annualized Fee Base

Annualized Fee Base is a non-IFRS measure that consists of Annualized Fees plus Target Carried Interest (both defined below).

Management uses Annualized Fee Base to provide additional insight into the potential contribution to earnings from fees and carried interests based on the nature and level of fee bearing capital at a point in time. We have provided this information to investors as supplemental information and at our Investor Day because we believed it helps them gain a better understanding of the scale of our asset management activities. None of Annualized Fee Base or its components are intended to represent guidance or a forecast because it is a mechanical calculation based on in-place contractual agreements and fee bearing capital at a point in time.

Annualized fees include: annualized base management fees which are determined by the contractual fee rate multiplied by the current level of fee bearing capital, annualized incentive distributions based on our listed issuers current annual distribution policies, annualized transaction and advisory fees which are equal to a simple average of the last two years’ revenue, annualized performance fees earned from public funds which is equal to a simple average of the last two years’ revenues, and target carried interest which is explained below.

•	Unrealized Carried Interest and Target Carried Interest

Carried Interest represents contractual arrangements whereby we receive a fixed percentage of investment gains generated within a private fund that we manage provided that the investors receive a predetermined minimum return. Carried interests are earned throughout the life of a private fund and typically realized/paid out towards the end of the life of a fund after the capital has been returned to investors. Carried interest is subject to “claw back” until all investments have been monetized and/or minimum investment returns are sufficiently assured. We defer recognition of carried interests in our IFRS financial statements until they are no longer subject to adjustment based on future events.

The measurement period for our private funds can exceed 10 years. In order to gain better insight into how carried interest impacts, or could impact, our performance and the scale of carried interests relative to the rest of our business, we disclose two measures: Unrealized Carried Interest and Target Carried Interest.

Unrealized Carried Interest: The calculation of unrealized carried interest is based on carried interest that would be receivable under the contractual formula at the period end date as if the fund was liquidated and all investments had been monetized at the values recorded on that date. Management uses unrealized carried interest to gain better insight into how past investment performance has impacted our potential to earn carried interests. We believe this information is useful to investors for similar reasons, and accordingly report this amount in our management’s discussion and analysis (“MD&A”) within our Asset Management segment discussion. Unrealized carried interest is described on page 36 of our December 31, 2012 Annual Report and quantified on page 41.

Target Carried Interest: is a mechanical calculation that is intended to represent the annualized carried interest we would earn on third-party private fund capital subject to carried interest on the assumption that we achieve the targeted returns of the private funds. It is determined by multiplying the target gross return of a fund, less the base management fee, by the percentage carried interest to which we are entitled to, multiplied by the amount of third party capital, and multiplied by the average period the capital is invested for. We use target carried interest to provide insight on the amount of future carried interest that we have the potential to earn on an annualized basis, based on the current level of fee bearing capital. We provide an estimation of target carried interest in our supplemental information to provide users with an indication of the scale of our Asset Management business.

•	Base Case Value

Following the formation of Brookfield Property Partners L.P. (“BPY”), the vast majority of the company’s capital was invested in listed entities, in particular BPY, Brookfield Renewable Energy Partners L.P. (“BREP”) and Brookfield Infrastructure Partners L.P. (“BIP”). Management has organized the manner in which it assesses financial performance so that it is consistent with this. That is we present and assess our share of FFO from our investment in BPY substantially on a stand-alone basis. Furthermore, our capital allocation decisions at the Brookfield corporate level involve transaction in units or shares of our listed companies.

As a result, we have organized our business segment disclosures on a consistent basis as this is how information is presented to our Chief Operating Decision Maker (“CODM”). In particular, we note that the segmented information in the MD&A to be included our December 31, 2013 Annual Report and Form 40-F will be organized to reflect this and present Brookfield’s deconsolidated balance sheet separating its publicly listed investments and its private holdings within each operating segment.

Base Case Value refers to the value ascribed to our company’s investments and its asset management activities on a deconsolidated basis utilizing the following valuation methodologies, which primarily utilize public pricing or readily available external valuation inputs:

–	For investments where a publicly quoted price is available (such as BIP) base case value is determined by the quoted market price multiplied by our holdings. The exception to this methodology was that for BPY the trading history was insufficient to provide a stabilized indication of value in our opinion, and therefore we utilized our IFRS carrying value instead. This exception was explicitly noted in our investor day presentation.

–	For privately held investments base case values are based on a combination of IFRS carrying values and internal appraisals where the assets or operations are not carried at fair value under IFRS. In the case of private fund investments, these values are consistent with the values that are reported to our fund investors on a quarterly basis, and audited on an annual basis.

–	Our asset management franchise value is a mechanical calculation using multiples based on comparable companies trading values in the asset management industry and/or multiples utilized in analyst reports for comparable companies.

–	We eliminate our deconsolidated deferred tax asset when calculating base case values as we estimate that this asset will be utilized through the realization of asset management revenues over time, which is captured in our multiple on these operations.

Base Case Value is meant to illustrate the value of the entities through which we hold the majority of businesses on a deconsolidated basis, in a manner that can be reconciled and compared to the carrying values in our consolidated IFRS financial statements. we use base case values to gain insight on differences between the carrying values of our investments and quoted market values where available, and supplement this with values determined by management for unlisted entities or businesses. This is helpful to us in making capital allocation decisions and understanding how the values of the component parts of our business are perceived by investors. Based on discussions with investors and analysts we believe this facilitates an investor’s understanding of our business, in particular the relative scale of its component parts consistent with our segment disclosures. Our Investor Day presentation includes explanations of the differences between our IFRS carrying values and our calculation of Base Case Value, along with a reconciliation to our IFRS carrying values on pages 53, 55 and 139.

•	FFO From Operating Activities

We disaggregate FFO into realized disposition gains and the amount excluding realized disposition gains because such gains can cause a significant variances when comparing results to another period, and therefore this presentation facilitates a discussion of year-over-year results. We also organize our management reporting on this basis, and believe it is useful to present it in a similar manner for our investors.

FFO from Operating Activities is calculated by subtracting realized disposition gains from FFO and is defined on page 42 of our 2013 fourth quarter Supplemental Information. We intend to present FFO in this manner in our 2013 Annual Report and Form 40-F, accompanied by disclosure substantially in the form set out in our response to question #5.

•	Gross Profit Margin for Asset Management Line

Gross profit margins within our Asset Management segment are equal to Fee Related Earnings as a percentage of Fee Revenues, using Asset Management segment operating results.

Fee Related Earnings represent base management fees earned from our listed issuers, private funds and public securities, incentive distributions, transaction and advisory fees, and performance fees earned from our public securities business, net of direct costs. Fee Related Earnings exclude carried interests.

Fee Revenues represents base management fees earned from our listed issuers, private funds and public securities, incentive distributions, transaction and advisory fees, and performance fees earned from our public securities business. Fee revenues excludes carried interest earned on our private funds. Fee Related Earnings is defined on page 8 of our fourth quarter Supplemental Information.

We use this measure to provide additional insight into the operating profitability of our Asset Management operations and provided it to investors in our supplemental information and at our Investor Day for the same reason. We do not include it in our MD&A, however the information is readily available for investors who choose to perform this calculation on their own.

•	Net Income Presented Within Summarized Financial Results.

Net Income, in this case, is net income attributable to Brookfield shareholders. Future reports will clearly make this distinction.

2.	We also note your use of the term “Appraisal Gains” in the Supplemental Information on your website. Please define this term for us, and clarify if the reference to appraisals is related to third-party appraisals or internally generated valuations. If the gains are not determined through reliance on third-party appraisals, please tell us why you believe it is appropriate to use the term “Appraisal Gains.”

Gains or losses from the revaluation of certain of the company’s assets under IFRS, including its investment property, property plant & equipment, and biological/sustainable resource assets are denoted as “appraisal gains” within our Supplemental Information, as they are based on the “appraised” value, or fair value of the asset under IFRS, as opposed to quoted market value or some other observable input. The term “appraisal” is not explicitly defined under IFRS.

The company determines fair value using valuations completed by internal appraisers and professional business valuators using a market participant view. We believe the term “appraisal” is equally applicable for appraisals prepared by internal appraisers and those prepared by external appraisers.

3.	We note your use of the term “Valuation Items” throughout your filing. Specifically, we note that you have used this term as a heading on the face of your statements of operations to refer to the line items “Fair value changes” and “Depreciation and amortization.” We also note that you use the term “Valuation Items” as the title of Other Segment Information in your segment footnote. In addition, you disclose on page 35 that the total amount of valuation items on an entity basis is a non-IFRS measure. Thus, it appears that the term “Valuation Items” has various definitions. Please revise your disclosure to provide distinct titles for the various terms so that investors can clearly understand what the measures represent particularly in light of the fact that some of them are calculated on a basis consistent with IFRS and others are not.

We have discontinued the use of Valuation Items within our MD&A beginning with our 2013 Annual Report and Form 40-F. We will not include title “Valuation Items” in our December 31, 2013 Consolidated Financial Statements.

4.	We note your responses to comments nos. 10, 12, 13, 14 and 15 of our comment letter dated September 3, 2013 in which you state that you will include the requested information to the extent you consider it material in the context of the company’s consolidated financial statements. Please confirm that you will provide the requested information or provide us with a detailed analysis of why you believe that the requested disclosure is not material. We may have further comment.

Following the formation of BPY the company completed the reorganization of its structure as noted in our response to question #1 above regarding Base Case Value. The company’s 2013 MD&A will focus on discussing our segmented results in a manner that disaggregates segment FFO and segment equity between the major listed entities and privately held operations. Accordingly, with virtually all of the company’s property operations now held by a separate reporting issuer (BPY), we have revised our approach to the disclosure of our Property segment to focus on the results of BPY and a summary of its material operating metrics. We do not believe that the reproduction and discussion of the BPY lease maturity table, for example, is material to our investors in this context.

Part 3 – Business Segment Results

Segment Operating and Performance Measures, pages 34 – 36

5.	We have considered your response to comment 4 and your definition of FFO. We note that your FFO measure includes certain disposition gains that are not otherwise included in net income as determined under IFRS. Please expand your definition of FFO to clearly state that you are adjusting disposition gains on certain asset classes disposed of within the current year for the fair value changes and revaluation surplus recorded on those assets in prior years either through net income or directly in equity. Also, expand your explanation of why these adjustments are meaningful to investors and management, and revise the title “Disposition Gains” throughout your filing to indicate that a significant portion of the gains are not included in net income in the current year (e.g., “Adjusted Disposition Gains”).

We will comply in future filings.

In particular, we will use the term “Realized Disposition Gains” when reflecting these amounts and expand our explanation in our December 31, 2013 Annual Report and 40-F to substantially the following:

“Realized Disposition Gains/Losses include gains or losses arising from transactions during the reporting period adjusted to include fair value changes and revaluation surplus relating to the assets sold that were recorded in prior periods net of taxes payable or receivable. We use this measure to provide insight on the cumulative gain or loss over our ownership period and believe it is useful to investors for the same reason. Realized Disposition Gains/Losses also include amounts that are recorded directly in equity as ownership changes as opposed to net income because they result from a change in ownership of a consolidated entity. We include these items together with gains recorded in comprehensive income in order to provide insight on the overall impact on the company from disposition activities regardless of where they are recorded in the financial statements under IFRS and believe this is useful to investors for the same reason.

6.	We note that you make significant adjustments to the most directly comparable IFRS measures when determining and presenting your non-IFRS measures, in particular related to the Disposition Gains component of FFO and Valuation Items. Notwithstanding our other comments, please tell us what consideration you gave to whether your use of such significant adjustments for items not included in current year net income confuses or obscures the most directly comparable IFRS measure to such an extent that the measures may be confusing to investors. We may have further comment.

As discussed in our response to your question #5, we measure Realized Disposition Gains/Losses on a “realized” basis which includes cumulative fair value changes and revaluation surplus recorded in prior periods to gain better insight on the cumulative performance of the asset that gave rise to the gain (or loss). This methodology is used by our CODM and accordingly we provide this measure to users of our financial statements. This measure is also responsive to requests from investors who expressed concern that the use of fair value accounting makes it more challenging to assess investment performance over time, and preferred that we report gains and losses on a realized basis to reflect cumulative performance. Furthermore, the calculation of gains and losses on a realized basis is consistent with the manner in which we earn carried interest, as noted in our response to question #1 above.

We believe that Realized Disposition Gains/Losses is a prominent item in our reconciliation between FFO and Net Income, and therefore does not confuse or obscure the most directly comparable IFRS measure to the extent that the measure might be confusing to investors. Included within Note 3(c)(iv) of our 2012 Consolidated Financial Statements was a table which identified the amount of Realized Disposition Gains/Losses included in net income (labeled as “Revenues”) and amounts recorded in prior periods, revaluation surplus and equity. For our 2013 filing we will be revising this table to be substantially in the form below to further supplement users’ understanding of which of these gains or losses are recorded in current year net income, prior periods, or within equity:

		IFRS Recognition
FOR THE YEAR ENDED DEC. 31, 2013 (MILLIONS)	Realized Disposition Gains/ Losses	Net Income	Equity	Prior Period Revaluation[1]	Total
Property	$243	$5	$—	$238	$243
Renewable Energy	178	—	6	172	178
Infrastructure	572	48	106	418	572
Private Equity	615	643	126	(154)	615
Corporate	534	611	—	(77)	534

	$2,142	$1,307	$238	$597	$2,142

Non-controlling interest	(847)

Funds from Operations – Realized disposition gains	$1,295

1.	Includes amounts previously recognized in net income or other comprehensive income.

		IFRS Recognition
FOR THE YEAR ENDED DEC. 31, 2012 (MILLIONS)	Realized Disposition Gains/ Losses	Net Income	Equity	Prior Period Revaluation[1]	Total
Property	$(49)	$—	$(2)	$(47)	$(49)
Renewable Energy	214	—	—	214	214
Infrastructure	63	—	—	63	63
Private Equity	15	—	15	—	15
Residential development	16	—	16	—	16
Service activities	70	70	—	—	70
Corporate	30	30	—	—	30

	$359	$100	$29	$230	$359

Non-controlling interest	(76)

Funds from Operations	$283

1.	Includes amounts previously recognized in net income or other comprehensive income.

As noted above, we have discontinued the use of “Valuation Items” as a non-IFRS measure.

7.	We have considered your response to comment 5. We are unable to agree with your position that revenue is the most comparable measure to NOI and SOI because there are fewer reconciling items. We believe net income is the most comparable measure to NOI and SOI since they are all measures of profit/loss that include costs as well as revenues. Please revise accordingly.

Future filings, beginning with the company’s 2013 Annual Report and Form 40-F, will no longer include the non-IFRS measures Net Operating Income (NOI) or Segment Operating Income (SOI).

Asset Management and Other Services, pages 39 – 43

8.	We have considered your response to comment 8; please address the following additional items regarding the annualized fees disclosed on page 40:

•	Revise your disclosure to present this annualized forward-looking information in a table separate from your presentation of historical results of operations accounted for under IFRS and include the appropriate cautionary language. Also, discuss any material differences between annualized amounts previously disclosed and actual results.

We will no longer disclose annualized fees in our Annual Report and Form 40-F. We believe that, as a result of the growth in our Asset Management business in 2013, this metric is no longer sufficiently relevant to investors to include in our Annual Report and Form 40-F. Accordingly, we have reflected this decision in following responses.

•	Revise your disclosures to provide more clarity into how these annualized amounts are determined including any significant assumptions you relied upon. For example, we note that base management fees are based on capital committed or invested and contractual arrangements at December 31, 2012. Please quantify each of the amounts related to capital committed and capital invested, and disclose the terms (or a range of the terms) of the related contractual arrangements used in the calculations for each type of capital.

We will include further disclosure in our 2013 Annual Report and Form 40-F on the effect on our base management fees of investing committed capital, substantially in the following form:

“On certain of our private funds we earn base management fees only on invested capital or we earn higher fees once capital is invested. We estimate that private fund base management fees will increase by approximately $18 million upon calling the $9.0 billion of third party capital that has not been invested to date.”

•	We note your disclosure on page 36 which states that you typically earn base management fees on capital from the time that it is committed until such time that it is invested. You refer to that time as the investment period. Please tell us if rates at which you earn fees on capital during the investment period differ from the rates once the capital is invested. If so, expand your disclosure to discuss this fact as well as the impact on the annualized fee amounts.

Fee terms on our private funds, in limited cases, differ between the amount of fees received on committed capital and the amount of fees received on invested (or called) capital. In these limited cases fees received on invested capital are higher than the amounts received on committed capital. We currently have three private funds where there is a difference between the fees earned on committed and invested capital, with invested capital fee rates per annum being 35bps to 50 bps higher than those earned on commitments.

Please note our proposed discontinuation of annualized fee disclosure discussed above.

•	We also note your disclosure on page 42 related to private fund capital. You state that on occasion you let investment periods lapse without fully investing available capital if you are not satisfied with potential returns. Please advise us of your historical experience with letting investment periods expire and quantify the amount of capital related to these expirations. Disclose the amount of capital for which the investment period ends over the next 12 month period and your assumptions related to this capital in the annualized fee amounts.

Private fund fee bearing capital that has expired without being invested over the last three years is as follows:

–	Approximately $200 million in 2013

–	Approximately $1,300 million in 2012

–	Approximately $2,800 million in 2011

In our 2013 MD&A we will disclose that the investment period related to approximately $700 million of private fund fee bearing capital will end in 2014, representing 2.7% of total private fund fee bearing capital.

•	Discuss the circumstances, if any, under which the commitments of capital could be broken (i.e., if they are not firm commitments), and your basis for including the related amounts in your calculation of annualized base management fees, if applicable.

Capital commitments are strictly related to fee bearing capital within our private funds. Private funds are close ended funds, and commitments of capital are legally binding and are entered into with very high quality organizations. We have never had a commitment broken, and are not aware of our clients breaking commitments to any other private funds.

•	In addition, in order to provide balanced disclosure, please disclose the expected costs that will be incurred in order to earn these annualized fees, and the basis for your estimate.

As we will not be including annualized fees in our December 31, 2013 MD&A, we will exclude this analysis.

Part 4 – Capitalization and Liquidity

Cash and Financial Assets, page 68

9.	We have considered your response to comment 18 and your proposed revised disclosures. Please also revise to include a notation to the column labeled “Funds from Operations” to define what these amounts represent as outlined within your response, and reconcile the amounts to line items recorded in your IFRS statement of operations.

In future filings, the table in this section will exclude the column “Funds from Operations” and the discussion will only focus on the assets and liabilities.

Note 3 – Segmented Information, pages 102 – 108

10.	We have considered your responses to comments 3 and 20 and reviewed your proposed revised disclosures. Your proposed reconciliation still contains a subtotal that represents total entity FFO, which is a non-IFRS measure. Please revise to remove such subtotal and, instead, reconcile total reportable segment profit or loss to entity profit or loss in accordance with paragraphs 16 and 28(b) of IFRS 8. In this regard, we note that you have included a line item in your FFO subtotal that is labeled as “Corporate/Unallocated” which does not represent a reportable segment. Instead, the amounts attributed to “Corporate/Unallocated” should be broken down and included as part of the adjustments to reconcile reportable segment FFO to net income.

Please refer to our response to question 12 below.

As a result of changes in 2013 reportable segments, total reportable segment profit or loss is now equal to funds from operations. Our 2012 segmented results will be recast in our December 31, 2013 filing to reflect this realignment.

11.	We note your disclosure of Other Segment Information – Valuation Items in (d) of your segment footnote. You present a Consolidated total amount for the Valuation Items which is an entity based amount, and your disclosure on page 35 indicates that it is a non-IFRS measure. Please remove this total from your segment footnote and revise to reconcile the total reportable segment Valuation Items to the corresponding entity based IFRS amounts as required by paragraph 28(e) of IFRS 8.

We will comply in future filings. As stated in our response to your question 3, we will no longer disclose Valuation Items as a segment measure, a non-IFRS measure or as a consolidated total amount.

12.	We note your proposed disclosure of revenue by business line. We also note that you have identified 13 business lines, but only identified five operating segments in your segment footnote disclosure. Please tell us how you determined that you only have five operating segments. In particular, we question whether your Asset management, Construction and property services, Private equity, and Residential development business lines are actually four separate operating segments. In this regard, we note that an operating segment should be determined at the level that operating decisions are made, rather than overall strategic decisions. Please provide us with a full analysis with reference to IFRS 8.

During the fourth quarter of 2013 the company changed the structure of its internal organization and its management reporting framework which we judged was sufficient to warrant a change to the composition of our reportable operating segments at that time.

Our 2013 Annual Report and Form 40-F will include Asset Management, Service Activities (construction and property services), Private Equity and Residential Development as four separate operating segments, in addition to our Property, Renewable Energy and Infrastructure segments. We have also presented our Corporate Operations as an individual operating segment as a result of the internal reorganization and the manner in which our CODM monitors the business.

Please see the appendix A for a quantitative analysis. Although the financial metrics of our Corporate Operations do not meet the quantitative thresholds, IFRS 8.13 and IFRS 8:BC30 clarify that segments that do not meet the quantitative thresholds may be reportable if management believes that information about these segments is useful to users of the financial statements, and that aggregation criteria based on CODM review takes precedence over the quantitative thresholds.

The new reportable segments are described as:

–	Private Equity operations include the investments and activities overseen by our private equity group. These include investments held in our private equity funds, as well as direct investments. Our private equity funds have a mandate to invest in a broad range of industries. The operations in this segment are generally characterized by an investment approach that is more opportunistic in nature.

–	Our Residential Development operations consist predominantly of a North American homebuilder and land developer, Brookfield Residential Properties Inc., and a Brazilian condominium developer, Brookfield Incorporações S.A.

–	Our Service Activities segment includes our global construction business, which is focused on building, engineering, maintaining and operating property and infrastructure assets on behalf of clients, as well as residential and commercial property services businesses which provide property maintenance, relocation, and brokerage services.

–	Our Corporate Operations segment includes the company’s cash and financial assets, corporate borrowings, capital securities and preferred equity, and net working capital.

13.	Please expand your disclosure to comply with paragraph 33(a) of IFRS 8 which requires that an entity disclose its basis for attributing revenues from external customers to individual countries.

We will comply and disclose that the geographic revenue attribution is by the location of the Company’s operations in our December 31, 2013 annual report.

We have provided responses to questions 14, 15 and 16 to the Staff in a supplemental package under separate cover.

Should you have any further questions and/or comments, please do not hesitate to contact me at (416) 359-8601.

Yours truly,

/s/ Brian D. Lawson

Brian D. Lawson

Chief Financial Officer

Brookfield Asset Management Inc.

APPENDIX A

Brookfield Asset Management

Operating Segments

As at and for the year ended December 31, 2013

(Millions)	Revenues	%	FFO	%	Total Assets	%
Asset management	$1,183	5.8%	$865	25.6%	$600	0.5%
Property	4,514	22.1%	554	16.4%	57,143	50.7%
Renewable energy	1,620	7.9%	447	13.2%	18,606	16.5%
Infrastructure	2,340	11.5%	472	14.0%	18,108	16.1%
Private equity	4,141	20.3%	612	18.1%	5,166	4.6%
Services activities	3,817	18.7%	157	4.7%	2,761	2.4%
Residential development	2,521	12.4%	46	1.4%	8,140	7.2%
Corporate operations	261	1.3%	223	6.6%	2,221	2.0%

Total reportable segments	$20,397	100.0%	$3,376	100.0%	$112,745	100.0%